 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2023

TWIN RIDGE CAPITAL ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40157	98-1577338
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

999 Vanderbilt Beach Road, Suite 200 Naples, Florida	34108
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 235-0292

Not Applicable
(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TRCA.U	New York Stock Exchange
Class A ordinary shares included as part of the units	TRCA	New York Stock Exchange
Warrants included as part of the Units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TRCA WS	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Twin Ridge Capital Acquisition Corp. (“Twin Ridge”) plans to convene and then adjourn, without conducting any other business, its extraordinary general meeting of its shareholders (the “General Meeting”) to be held on September 26, 2023 at 11:30 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting. At the General Meeting, Twin Ridge plans to inform its shareholders that the General Meeting will be adjourned to 11:30 a.m., Eastern Time, on October 3, 2023.

The General Meeting will be accessible via a live audio webcast at https://www.cstproxy.com/twinridgecapitalac/sm2023 or by dialing 1-800-450-7155 (toll-free North America) or +1 857-999-9155 (International), conference ID 6548534#. Shareholders will be able to submit a question to Twin Ridge’s management online in advance of the meeting at the following website, https://www.cstproxy.com/twinridgecapitalac/sm2023, or live during the General Meeting.

In connection with the adjournment of the General Meeting, Twin Ridge is reopening and extending the deadline for its shareholders to exercise their right to redeem their Class A ordinary shares for their pro rata portion of the funds available in Twin Ridge’s trust account, or to withdraw any previously delivered demand for redemption, to 5:00 p.m., Eastern Time, on September 29, 2023 (two business days before the adjourned General Meeting). If a shareholder has previously submitted a request to redeem its Class A ordinary shares in connection with the General Meeting and would like to reverse such request, such shareholder may contact Twin Ridge's transfer agent, Continental Stock Transfer & Trust Company, at spacredemptions@continentalstock.com.

All information about the General Meeting, including the definitive proxy statement/prospectus, is available at https://www.cstproxy.com/twinridgecapitalac/sm2023.

A copy of the press release issued by Twin Ridge is attached as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Additional Information about the Business Combination and Where to Find It

In connection with the consummation of the transactions (the “Business Combination”) contemplated by the (i) Business Combination Agreement, dated as of November 29, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Twin Ridge, Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“Carbon Revolution”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Carbon Revolution Public Limited Company (“Merger Sub”) and (ii) Scheme Implementation Deed, dated as of November 30, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Scheme Implementation Deed”), by and among Twin Ridge, Carbon Revolution and MergeCo, MergeCo has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (file No. 333-270047) (the “Registration Statement”), which includes a definitive proxy statement/prospectus of MergeCo relating to the Business Combination. After the Registration Statement was declared effective, the definitive proxy statement/prospectus was mailed to shareholders of Twin Ridge as of August 25, 2023, the record date established for voting on the Business Combination. Twin Ridge’s shareholders and other interested persons are advised to read the Registration Statement and other documents filed in connection with the Business Combination, as these materials will contain important information about Twin Ridge, Carbon Revolution, MergeCo, Merger Sub and the Business Combination. Shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: Twin Ridge Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 34108.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by Twin Ridge with the SEC on November 30, 2022, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This Current Report may be deemed solicitation material in respect of the proposed Business Combination. Twin Ridge, Carbon Revolution, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from Twin Ridge’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Twin Ridge’s directors and officers in the Registration Statement, Twin Ridge’s filings with the SEC, including Twin Ridge’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, Twin Ridge’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of Twin Ridge’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Twin Ridge’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

 Forward-Looking Statements

All statements other than statements of historical facts contained in this Current Report are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by Twin Ridge’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Carbon Revolution’s and Twin Ridge’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution and Twin Ridge.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Business Combination, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of Twin Ridge or Carbon Revolution is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations Carbon Revolution or Twin Ridge as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (x) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against Twin Ridge, Carbon Revolution or any of their respective directors or officers; (xiii) the amount of redemption requests made by Twin Ridge’s public shareholders; (xiv) the ability of Twin Ridge to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to Carbon Revolution’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in Twin Ridge’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Twin Ridge or MergeCo to be filed with the SEC, including the Registration Statement. If any of these risks materialize or Twin Ridge’s or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Twin Ridge nor Carbon Revolution presently know or that Twin Ridge and Carbon Revolution currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Twin Ridge’s and Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Twin Ridge and Carbon Revolution anticipate that subsequent events and developments will cause Twin Ridge’s and Carbon Revolution’s assessments to change. However, while Twin Ridge and Carbon Revolution may elect to update these forward-looking statements at some point in the future, each of Twin Ridge, Carbon Revolution, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Twin Ridge’s and Carbon Revolution’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.
(d)	Exhibits

Exhibit Number	Description

99.1	Press Release, dated September 22, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2023	TWIN RIDGE CAPITAL ACQUISITION CORP.

	By:	/s/ William P. Russell, Jr.
	Name:	William P. Russell, Jr.
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

Twin Ridge Capital Acquisition Corp. Announces Adjournment of Extraordinary General Meeting of Shareholders

Naples, Florida  — September 22, 2023  — Twin Ridge Capital Acquisition Corp. (“Twin Ridge”) (NYSE: TRCA), announced today that it plans to convene and then adjourn, without conducting any other business, its extraordinary general meeting of its shareholders (the “General Meeting”) to be held on September 26, 2023 at 11:30 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, and via a virtual meeting. At the General Meeting, Twin Ridge plans to inform its shareholders that the General Meeting will be adjourned to 11:30 a.m., Eastern Time, on October 3, 2023.

The General Meeting will be accessible via a live audio webcast at https://www.cstproxy.com/twinridgecapitalac/sm2023 or by dialing 1-800-450-7155 (toll-free North America) or +1 857-999-9155 (International), conference ID 6548534#. Shareholders will be able to submit a question to Twin Ridge’s management online in advance of the meeting at the following website, https://www.cstproxy.com/twinridgecapitalac/sm2023, or live during the General Meeting.

In connection with the adjournment of the General Meeting, Twin Ridge is reopening and extending the deadline for its shareholders to exercise their right to redeem their Class A ordinary shares for their pro rata portion of the funds available in Twin Ridge’s trust account, or to withdraw any previously delivered demand for redemption, to 5:00 p.m., Eastern Time, on September 29, 2023 (two business days before the adjourned General Meeting). If a shareholder has previously submitted a request to redeem its Class A ordinary shares in connection with the General Meeting and would like to reverse such request, such shareholder may contact Twin Ridge’s transfer agent, Continental Stock Transfer & Trust Company, at spacredemptions@continentalstock.com.

All information about the General Meeting, including the definitive proxy statement/prospectus, is available at https://www.cstproxy.com/twinridgecapitalac/sm2023.

Additional Information about the Business Combination and Where to Find It

In connection with the consummation of the transactions (the “Business Combination”) contemplated by the (i) Business Combination Agreement, dated as of November 29, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Twin Ridge, Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“Carbon Revolution”), Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Carbon Revolution Public Limited Company (“Merger Sub”) and (ii) Scheme Implementation Deed, dated as of November 30, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Scheme Implementation Deed”), by and among Twin Ridge, Carbon Revolution and MergeCo, MergeCo has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (file No. 333-270047) (the “Registration Statement”), which includes a definitive proxy statement/prospectus of MergeCo relating to the Business Combination. After the Registration Statement was declared effective, the definitive proxy statement/prospectus was mailed to shareholders of Twin Ridge as of August 25, 2023, the record date established for voting on the Business Combination. Twin Ridge’s shareholders and other interested persons are advised to read the Registration Statement and other documents filed in connection with the Business Combination, as these materials will contain important information about Twin Ridge, Carbon Revolution, MergeCo, Merger Sub and the Business Combination. Shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: Twin Ridge Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 34108.

No Offer or Solicitation

This press release is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by Twin Ridge with the SEC on November 30, 2022, which contains the full terms and conditions of the Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This press release may be deemed solicitation material in respect of the proposed Business Combination. Twin Ridge, Carbon Revolution, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from Twin Ridge’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Twin Ridge’s directors and officers in the Registration Statement, Twin Ridge’s filings with the SEC, including Twin Ridge’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, Twin Ridge’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of Twin Ridge’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Twin Ridge’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by Twin Ridge’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Carbon Revolution’s and Twin Ridge’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution and Twin Ridge.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Business Combination, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of Twin Ridge or Carbon Revolution is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations Carbon Revolution or Twin Ridge as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (x) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against Twin Ridge, Carbon Revolution or any of their respective directors or officers; (xiii) the amount of redemption requests made by Twin Ridge’s public shareholders; (xiv) the ability of Twin Ridge to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to Carbon Revolution’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in Twin Ridge’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Twin Ridge or MergeCo to be filed with the SEC, including the Registration Statement. If any of these risks materialize or Twin Ridge’s or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Twin Ridge nor Carbon Revolution presently know or that Twin Ridge and Carbon Revolution currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Twin Ridge’s and Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this press release. Twin Ridge and Carbon Revolution anticipate that subsequent events and developments will cause Twin Ridge’s and Carbon Revolution’s assessments to change. However, while Twin Ridge and Carbon Revolution may elect to update these forward-looking statements at some point in the future, each of Twin Ridge, Carbon Revolution, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Twin Ridge’s and Carbon Revolution’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.